Exhibit (a)(5)(D)
Kay Jackson
972-281-1486
kay.jackson@kcc.com
Kimberly-Clark Corporation Announces Regulatory Clearance
For Its Planned Acquisition of I-Flow Corporation
DALLAS, TX (Nov. 05, 2009) — Kimberly-Clark Corporation (NYSE: KMB) today announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act with respect to its previously announced planned acquisition of I-Flow Corporation (NASDAQ: IFLO).
     Kimberly-Clark initiated a cash tender offer on October 20, 2009 to purchase all outstanding shares of I-Flow common stock. The tender offer will expire at midnight on November 17, 2009, unless extended in accordance with the terms of the merger agreement with I-Flow and the applicable rules and regulations of the U.S. Securities and Exchange Commission (SEC). Termination of the waiting period satisfies one of the conditions to the closing of the tender offer. The closing of the tender offer also is conditioned on the tender of a majority of the outstanding shares of I-Flow Corporation’s common stock on a fully diluted basis and the satisfaction of other customary closing conditions.
     Upon the successful closing of the tender offer, stockholders of I-Flow will receive $12.65 in cash for each share of I-Flow common stock tendered in the offer, without interest and less any required withholding taxes. Following the purchase of shares in the tender offer, I-Flow will operate as part of Kimberly-Clark Health Care, a global business segment of Kimberly-Clark Corporation, with net sales of more than $1 billion.
About Kimberly-Clark and Kimberly-Clark Health Care
     Kimberly-Clark and its well-known global brands are an indispensable part of life for people in more than 150 countries. To learn more about Kimberly-Clark and its 137-year history of innovation, visit www.kimberly-clark.com.
     Around the world, medical professionals turn to Kimberly-Clark for a wide portfolio of solutions that improve the health, hygiene and well-being of their patients and staff. As part of their healing mission, caregivers rely on Kimberly-Clark Health Care to deliver clinical solutions and educational resources that they can depend on to prevent, diagnose and manage a wide variety of healthcare-associated infections. This over $1 billion global business segment of Kimberly-Clark Corporation holds the No. 1 or
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No. 2 positions in several categories including infection control solutions, surgical solutions, pain management and digestive health. And throughout the care continuum, patients and staff alike trust Kimberly-Clark medical supplies and devices, Kleenex brand tissues, Kimberly-Clark professional skin care products, and Scott brand towels for day-to-day needs. For more information, please visit www.kchealthcare.com.
     This press release contains “forward-looking statements.” These statements include, but are not limited to, statements about the expected benefits of the transaction involving Kimberly-Clark and I-Flow, including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, statements made in this communication about anticipated financial results, future operational improvements and results or regulatory approvals are also forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Kimberly-Clark’s and I-Flow’s expectations and projections.
     Risks and uncertainties include satisfaction of closing conditions for the acquisition, including the tender of a majority of the outstanding shares of common stock of I-Flow, calculated on a fully diluted basis; the possibility that the transaction will not be completed, or if completed, not completed on a timely basis; the potential that market segment growth will not follow historical patterns; general industry conditions and competition; business and economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign governmental laws and regulations, and trends toward healthcare cost containment. Kimberly-Clark can give no assurance that any of the transactions related to the Offer will be completed or that the conditions to the Offer and the merger will be satisfied. A further list and description of additional business risks, uncertainties and other factors can be found in Kimberly-Clark’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and I-Flow’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as well as other Kimberly-Clark and I-Flow SEC filings. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.kimberly-clark.com,
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www.iflo.com or on request from Kimberly-Clark or I-Flow. Many of the factors that will determine the outcome of the subject matter of this communication are beyond Kimberly-Clark’s or I-Flow’s ability to control or predict. Neither Kimberly-Clark nor I-Flow undertakes to update any forward-looking statements as a result of new information or future events or developments.
Important Additional Information
     This release is neither an offer to purchase nor a solicitation of an offer to sell securities. Kimberly-Clark has filed a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (SEC). Kimberly-Clark has mailed an offer to purchase, forms of letter of transmittal and related documents to I-Flow stockholders. I-Flow has filed with the SEC, and has mailed to I-Flow stockholders, a solicitation/recommendation statement on Schedule 14D-9. INVESTORS AND I-FLOW STOCKHOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS), AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 FILED BY I-FLOW WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION.
     These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Kimberly-Clark at P.O. Box 612606, Dallas, Texas 75261-2606, by phone at 972-281-1522, or email: stockholders@kcc.com.
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